January 15, 2018

By EDGAR

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:    Synalloy Corporation
Form 10-K for the Year Ended December 31, 2016
Filed March 14, 2017

Definitive Proxy Statement on Schedule 14A
Filed April 4, 2017

Item 2.02 Form 8-K
Filed November 7, 2017

File No. 0-19687

Dear Mr. Cash:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 19, 2017 with regard to the above-referenced Form 10-K (“2016 Form 10-K”), Definitive Proxy Statement on Schedule 14A and Form 8-K of Synalloy Corporation (the “Company”), the Company hereby submits the following responses.

Form 10-K for the Year Ended December 31, 2016

Item 1A. Risk Factors

Significant Changes in nickel prices…, page 8

1.
You indicate that you began hedging your nickel exposure in 2016. Please address the need to provide disclosure regarding the nature of your hedging program, the quantitative and qualitative disclosures about market risk required by Item 305 of Regulation S-K as well as any related financial statement disclosures.

Response: In response to the Staff's comment, in accordance with Item 305 of Regulation S-K, the Company will expand the disclosure regarding the nature and market risk of its hedging program relating to nickel prices in future filings as follows:

“The Company began hedging its nickel exposure effective in the beginning of 2016 to provide coverage against extreme downside product pricing exposure related to the content of nickel alloy contained in purchased stainless steel inventory. The sales price of stainless steel product (containing nickel alloy) is subject to a variable pricing component for alloys (nickel, chrome, molybdenum and iron) contained in the product. Each month, industry pricing indices are published which set the following month’s price surcharges for those alloys. The Company typically holds approximately six to seven months of inventory, with fixed priced purchase orders (where the alloy pricing index is “locked”, eliminating the Company’s exposure) consisting of approximately 50 percent of held stainless steel inventories. As a result, the eventual sales prices for approximately 50 percent of held stainless steel inventories will vary until a customer order commitment is received, and the selling price is established. In the past, the Company fully absorbed the potential negative market volatility that resulted from sales prices declining during the inventory hold period. In 2016 and 2015, the cumulative negative impact during the inventory hold period totaled $5.8 million and $6.8 million, respectively, due to a substantial and prolonged period of nickel commodity pricing declines.

The Company’s nickel hedge program covers approximately three months of pricing exposure, via forward contracts, to sell nickel at fixed prices. Other alloys do not have hedge contracts available in the marketplace. The Company reviews the current nickel pricing level and if it believes there is significant downside exposure in future pricing, management will protect against these projected declines by purchasing contracts to “Put” nickel pounds to the trading party, with strike prices at 15 percent below the three-month forward price at the time of the contract. As a result, there is zero hedge coverage for the first 15 percent of nickel price decline, but dollar for dollar coverage for 100 percent of any decline below that level.

As of December 31, 2016, the Company had a hedge position equal to 684,000 pounds of nickel, representing 34 percent of the Company’s total nickel content of stainless steel pounds in inventory. The Company does not utilize hedge accounting for these transactions but marks to market the value of the outstanding contracts with all adjustments being included in cost of sales in the Consolidated Statements of Operations. The fair value of the nickel contracts at December 31, 2016 was approximately $87,000. The Company’s downside exposure is limited to the potential that the total of that fair value of the nickel contracts would be reduced to zero, if nickel pricing does not decline to the contracted strike prices.”

Under paragraphs 305(a) and 305(b) of Item 305 of Regulation S-K, “a materiality assessment should be made for each market risk exposure category within the trading and other than trading portfolios by evaluating the materiality of the fair value of the derivative financial instruments as of the end of the latest fiscal year and by evaluating the materiality of potential, near-term losses in future earnings, fair values, and/or cash flows from reasonably possible near-term changes in market rates or prices.” As of December 31, 2016, the Company assessed the exposure of these nickel contracts to be immaterial. Accordingly, such exposure was not disclosed in the financial statements under Item 305 of Regulation S-K. The Company will re-assess the disclosure requirements in its Form 10-K for the year ended December 31, 2017 (“2017 Form 10-K”).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 19

2.
Your disclosure states that net income from continuing operations generated $2.0 million in cash flows for 2016 after adding back depreciation and amortization expense of $6.7 million and the loss on the sale of property, plant and equipment resulting from the sale-leaseback of $2.4 million. In future filings, please clearly disclose the amount of net (loss) income from continuing operations as presented on the face of the income statement and calculated pursuant to U.S. GAAP before discussing any adjusted amounts. In this case, you would disclose that you actually had a net loss from continuing operations of $7.0 million and that adding back depreciation and amortization expense of $6.7 million and the loss on the sale of property, plant and equipment resulting from the sale-leaseback of $2.4 million resulted in net income from continuing operations generating $2.0 million in cash flows.

Response: In response to the Staff’s comment, in future filings beginning with the 2017 Form 10-K, the Company will clearly disclose in the liquidity and capital resources section, the amount of net income (loss) from continuing operations as presented on the face of the income statement and calculated pursuant to U.S. GAAP before calculating any adjusted amounts.

Results of Operations

Comparison of 2016 to 2015 - Metals Market, page 23

3.
You indicate that the Company experienced “inventory margin compression” of approximately $5,751,000 during 2016. Please revise your disclosure to clarify what this means. Please ensure you discuss this disclosure in light of your discussion of Inventory Adjustments and Reserves on page 18 whereby you indicate that a $43,000 lower of cost or market adjustment was required at December 2016 for reductions in the nickel surcharge.

Response: In response to the Staff’s comment, the terms “inventory margin compression” and “inventory price change loss” are synonymous with each other and both represent the total change in metal pricing resulting from lower nickel surcharges and other metal pricing components between the time inventory is purchased and when the inventory is sold. In effect, as the market pricing on sold products declines, our margin is reduced on the higher cost metal sold through at those lower prices.

The $5,751,000 inventory margin compression experienced during 2016, and included in the Comparison of 2016 to 2015 section of the MD&A, represents the total effect that lower metal prices had on our earnings for the entire year. The $43,000 lower of cost or net realizable value adjustment at December 31, 2016 described in the Inventory Adjustments and Reserves section on page 18 of the 2016 Form 10-K, reflects only the amount needed to lower the carrying cost for any specific inventory items whose net realizable value decreased below cost. So, while there was significant margin compression in total (the $5,751,000), only a very insignificant portion of that total (the $43,000) is related to inventory items having to be adjusted for lower of cost or net realizable value.

Beginning with all future filings, the Company will standardize terminology to make it more transparent to readers and refer to the effect of changes in nickel pricing as inventory price change.

Definitive Proxy Statement filed April 4, 2017

Section III: Performance Targets and Results for 2016, Short-Term Cash Incentive, page 19

4.
We note the disclosure on page 14 that 2016 adjusted EBITDA for the company as a whole was $5.5 million. In future filings, please also disclose the actual adjusted EBITDA data for the metals segment and the chemicals segment.

Response: In response to the Staff’s comment, in future filings beginning with the Proxy Statement to be filed in April 2018, the Company will disclose the actual adjusted EBITDA data for the Metals Segment and the Specialty Chemicals Segment in a similar manner to the following modification using 2016 results:

“The Company suffered challenging market conditions that resulted in 2016 Revenue of $138.6 million, down 21% from 2015 and Adjusted EBITDA of $5.5 million, down 72% from 2015. Adjusted EBITDA for the Metals Segment was $4.1 million, down 76% from 2015 and $6.5 million for the Specialty Chemicals Segment, down 9% from 2015.”

Form 8-K Filed November 7, 2017

5.
Your presentations EBITDA after inventory price changes, EBITDA and Consolidated Adjusted net income include adjustments related to (i) inventory price change (gain) loss, (ii) inventory cost adjustment, (iii) aged inventory adjustment and (iv) manufacturing variances. Please better explain each adjustment and how such adjustment was calculated. Please also address the appropriateness of each of these adjustments in light of the guidance provided in Questions 100.01 and 100.4 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: In response to the Staff’s comment, further clarification of the noted adjustments are as follows:

•
Inventory price change (gain) loss represents the amount of gross margin (increase) or compression due to changes in metal and alloy pricing. Steel pipe is sold based on pricing variables that solidify in the period between three and six months after inventory is purchased (in our build to stock model). The adjustment reflects the change in metal pricing (to the customer) between the time inventory is purchased and when the inventory is sold. Metal market pricing factors are highly volatile and can result in extreme differences in profitability from period to period, simply based on the upward or downward movement in those factors during the year. The subtraction of gains, or add back of losses that result from those changes, effectively adjusts EBITDA to that level that could be expected in a normalized market with pricing factors matching those in place at the time inventory is purchased. It is an important metric that is well understood by all constituencies involved in the steel pipe markets;

•
Inventory cost adjustment results from a lower of cost or net realizable value calculation, representing the reserve taken on unsold inventory equal to the change in selling prices below inventory carrying cost. A review is performed at period-end, on an item by item basis, and this adjustment represents the resultant lower of cost or net realizable value reserve charge;

•	Aged inventory adjustment captures the income statement effect of obsolete inventory reserve adjustments for the period; and

•
Manufacturing variances adjustment eliminates the effect of the capitalization of volume variance to align favorable and unfavorable impacts of absorption with the period of the respective activity level. The Company’s operations are characterized by significant differences in production level and product mix between periods, creating variations in fixed cost absorption that we believe are better understood when identified with the associated period of activity, rather than being spread as part of the average cost of product over several periods of sales.

Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations (“Interpretation”) issued on May 17, 2016 states “Can certain adjustments, although not explicitly prohibited, result in a non-GAAP measure that is misleading?” The answer provided in the Interpretation is “Yes. Certain adjustments may violate Rule 100(b) of Regulation G because they cause the presentation of the non-GAAP measure to be misleading. For example, presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading”.

The Company could not locate Question 100.4 in the Interpretation. Our assumption is that the Staff intended this to be question 100.04 which states “A registrant presents a non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed. Can this measure be presented in documents filed or furnished with the Commission or provided elsewhere, such as on company websites?”. The answer provided in the Interpretation is “No. Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G. Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G.”

Both questions refer to Rule 100(b) of Regulation G which states “A registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.”

The Company believes that including these adjustments as add backs to EBITDA and income from continuing operations provides meaningful information to readers by eliminating the variability associated with changes in prices, manufacturing levels and impacts of obsolescence. The Company has used these adjustments on a consistent basis to identify to readers these significant items that, due to their variability, can create lack of comparability across periods, and with future expected operating results at reported activity levels.

* * *

The Company and its management understand that (i) they are responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (804) 822-3266 should you require further information or if you have any questions.

Very truly yours,

/s/ Dennis M. Loughran

Dennis M. Loughran

cc:	Mr. Craig C. Bram
Mr. Daniel J. Scarvey, KPMG
Mr. Robert A. Peay, Esq.
Mr. Richard D. Sieradzki